FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                   May, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         A announcement on the unaudited results for the first quarter of 2003 made on April 28, 2003, in English by Huaneng Power International Inc.

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
    Achieved Net Profit of RMB 1.127 billion for the First Quarter of 2003,
       Representing an Increase of 41.87% over the Same Period Last Year


(Beijing, China, April 28, 2003) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited results for the three months ended March 31, 2003.

Under the PRC Accounting Standards, for the three months ended March 31, 2003, the Company realised consolidated operating revenues of RMB 5.170 billion and consolidated net profit of RMB 1.127 billion, representing an increase of 34.20% and 41.87% respectively over the same period last year.

In the first quarter of 2003, the Company completed its operating objectives as a result of its focus on efficiency, strengthening internal management as well as enhancing sales and marketing efforts. The Company's total power generation for the first quarter was 19.8 billion kWh on a combined basis, an increase of 42.86% over the same period last year. The Board of Directors of the Company was satisfied with the operating results obtained in the first quarter of 2003.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. It currently owns a total generation capacity of 14,363MW on an equity basis, with another 10,629MW on an equity basis under the Company's entrusted management. The Company wholly owns thirteen power plants, and has controlling interests in three power plants and minority interests in one power plant. To date, it is one of the largest independent power producers in China.

                                    - End -

Encl: The unaudited summary financial information of the Company for the three months ended March 31, 2003. [The summary financial information is published under the listing regulations of the China Securities Regulatory Commission. The summary financial information was prepared in accordance with "Accounting System for Business Enterprises" and "Accounting Standards for Business Enterprises" of the People's Republic of China ("PRC GAAP"), which differs from the International Financial Reporting Standards ("IFRS") and the accounting principles generally accepted in the United States of America ("US GAAP"). No reconciliation with IFRS or US GAAP has been made in the presentation of the summary financial information.]

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin            Ms. Christy Lai / Ms. Edith Lui / Ms. Elaine Leung
Huaneng Power International, Inc.       Rikes Communications Limited
Tel:  (8610) 6649 1856 / 1866           Tel:  (852) 2520 2201
Fax: (8610) 6649 1860                   Fax: (852) 2520 2241
Email: ir@hpi.com.cn

HUANENG POWER INTERNATIONAL, INC.
BALANCE SHEETS
AS AT 31ST March, 2003 (UNAUDITED)

                                                                             Amounts: In Rmb Yuan
==================================================================================================
                                    31st March,   31st December,  31st March,    31st December,
             ASSETS                    2003           2002           2003             2002
--------------------------------------------------------------------------------------------------
                                   Consolidated   Consolidated     The Company     The Company
--------------------------------------------------------------------------------------------------
  CURRENT ASSETS
--------------------------------------------------------------------------------------------------
    Cash on hand and cash in bank  5,320,914,852  4,157,362,535   4,914,367,130   3,853,281,582
--------------------------------------------------------------------------------------------------
    Including: cash and cash       4,652,647,076  3,002,601,470   4,254,423,147   2,660,474,096
      equivalents
--------------------------------------------------------------------------------------------------
    Short-term investments                     -              -               -               -
--------------------------------------------------------------------------------------------------
    Notes receivable                 480,969,516    472,750,000     391,199,516     440,080,000
--------------------------------------------------------------------------------------------------
    Dividend receivable                        -              -               -               -
--------------------------------------------------------------------------------------------------
    Interest receivable                4,329,502      3,792,434       4,329,502       3,792,434
--------------------------------------------------------------------------------------------------
    Accounts receivable            2,276,681,476  1,889,082,774   1,952,803,922   1,545,294,232
--------------------------------------------------------------------------------------------------
    Other receivables                408,854,575    102,595,147     355,911,403      81,195,078
--------------------------------------------------------------------------------------------------
    Advance to suppliers             131,426,642     54,040,826      47,729,304      39,068,231
--------------------------------------------------------------------------------------------------
    Inventories                      809,596,857    940,723,848     676,048,592     765,649,739
--------------------------------------------------------------------------------------------------
    Deferred expenses                 33,744,258     12,451,202      30,910,100       9,659,052
--------------------------------------------------------------------------------------------------
    Current portion of long-term         182,950         25,160     287,182,950     256,325,160
      investments
--------------------------------------------------------------------------------------------------
    Other current assets                       -     70,000,000               -      70,000,000
--------------------------------------------------------------------------------------------------
  Total current assets             9,466,700,628  7,702,823,926   8,660,482,419   7,064,345,508
--------------------------------------------------------------------------------------------------
  LONG-TERM INVESTMENTS
--------------------------------------------------------------------------------------------------
    Long-term equity investments     768,753,181    776,151,596   2,386,134,375   2,324,449,270
--------------------------------------------------------------------------------------------------
    Including: Equity
    investment                                      313,862,886                     313,862,886
        difference                   305,719,856                    305,719,856
--------------------------------------------------------------------------------------------------
      Long-term debt investments       9,904,820     10,137,770     370,567,776     450,800,726
--------------------------------------------------------------------------------------------------
  Total long-term investments        778,658,001    786,289,366   2,756,702,151   2,775,249,996
--------------------------------------------------------------------------------------------------
  FIXED ASSETS
--------------------------------------------------------------------------------------------------
    Fixed assets, cost            58,947,012,088 58,940,239,645  51,337,678,091  51,331,689,101
--------------------------------------------------------------------------------------------------
    Less: Accumulated            (19,735,381,228)(18,725,078,726(16,782,713,291) (15,884,329,113)
         depreciation
--------------------------------------------------------------------------------------------------
    Fixed assets, net book value  39,211,630,860 40,215,160,919  34,554,964,800  35,447,359,988
--------------------------------------------------------------------------------------------------
    Construction-in-progress         916,561,235    685,761,557     847,572,219     626,225,572
--------------------------------------------------------------------------------------------------
  Total fixed assets              40,128,192,095 40,900,922,476  35,402,537,019  36,073,585,560
--------------------------------------------------------------------------------------------------
  INTANGIBLE AND OTHER
    ASSETS
--------------------------------------------------------------------------------------------------
    Intangible assets             (1,247,224,790)(1,306,167,496) (1,313,747,162) (1,373,182,297)
--------------------------------------------------------------------------------------------------
    Long-term deferred expenses       15,064,426     14,886,880      15,064,426      14,886,880
--------------------------------------------------------------------------------------------------
    Other long-term assets                     -              -               -               -
--------------------------------------------------------------------------------------------------
  Total intangible and other                      1,291,280,616)                  1,358,295,417)
  assets                          (1,232,160,364)(               (1,298,682,736) (
--------------------------------------------------------------------------------------------------
  TOTAL ASSETS                    49,141,390,360 48,098,755,152  45,521,038,853  44,554,885,647
==================================================================================================


HUANENG POWER INTERNATIONAL, INC.
BALANCE SHEETS (CONTINUED)
AS AT 31ST March, 2003 (UNAUDITED)

                                                                            Amounts: In Rmb Yuan
================================================================================================
   LIABILITIES AND                 31st March,   31st December,  31st March,    31st December,
                                      2003           2002           2003             2002
  SHAREHOLDERS' EQUITY            --------------------------------------------------------------
                                  Consolidated   Consolidated     The Company     The Company
------------------------------------------------------------------------------------------------
  CURRENT LIABILITIES
------------------------------------------------------------------------------------------------
    Short-term loans               550,000,000     550,000,000     550,000,000     550,000,000
------------------------------------------------------------------------------------------------
    Notes payable                            -               -               -               -
------------------------------------------------------------------------------------------------
    Accounts payable               508,005,083     471,608,936     439,758,831     409,500,258
------------------------------------------------------------------------------------------------
    Salary payable                     423,902       9,276,290         225,577       9,077,965
------------------------------------------------------------------------------------------------
    Staff welfare payable          219,247,428     224,289,622     216,224,678     222,648,524
------------------------------------------------------------------------------------------------
    Dividends payable            2,040,093,146   2,040,093,146   2,040,093,146   2,040,093,146
------------------------------------------------------------------------------------------------
    Interest payable               120,027,652     115,860,824     115,871,442     113,370,824
------------------------------------------------------------------------------------------------
    Taxes payable                  720,474,926     620,188,900     511,721,977     395,661,112
------------------------------------------------------------------------------------------------
    Other levies payable             7,426,506       7,805,368       2,639,539       2,713,031
------------------------------------------------------------------------------------------------
    Other payables               2,455,094,290   2,280,414,185   2,341,191,716   2,199,243,434
------------------------------------------------------------------------------------------------
    Accrued expenses                33,947,089      26,273,238      28,555,594      26,273,238
------------------------------------------------------------------------------------------------
    Current portion of           2,427,722,699   2,413,636,557   2,176,709,212   2,172,623,070
      long-term loans
------------------------------------------------------------------------------------------------
  Total current liabilities      9,082,462,721   8,759,447,066   8,422,991,712   8,141,204,602
------------------------------------------------------------------------------------------------
  LONG-TERM LIABILITIES
------------------------------------------------------------------------------------------------
    Long-term loans              8,732,211,708   9,184,800,869   6,635,117,126   7,077,706,287
------------------------------------------------------------------------------------------------
    Convertible notes              166,497,890     166,497,890     166,497,890     166,497,890
------------------------------------------------------------------------------------------------
  Total long-term liabilities    8,898,709,598   9,351,298,759   6,801,615,016   7,244,204,177
------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES             17,981,172,319  18,110,745,825  15,224,606,728  15,385,408,779
------------------------------------------------------------------------------------------------
  MINORITY INTERESTS               863,785,916     818,532,459               -               -
------------------------------------------------------------------------------------------------
  SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------
    Share capital                6,000,273,960   6,000,273,960   6,000,273,960   6,000,273,960
------------------------------------------------------------------------------------------------
    Capital surplus             10,260,830,755  10,260,830,755  10,260,830,755  10,260,830,755
------------------------------------------------------------------------------------------------
    Surplus reserves             3,419,668,242   3,419,668,242   3,419,668,242   3,419,668,242
------------------------------------------------------------------------------------------------
    Including: Statutory         1,053,519,606   1,053,519,606   1,053,519,606   1,053,519,606
      public welfare fund
------------------------------------------------------------------------------------------------
    Undistributed profits       10,615,659,168   9,488,703,911  10,615,659,168   9,488,703,911
------------------------------------------------------------------------------------------------
  Total shareholders' equity    30,296,432,125  29,169,476,868  30,296,432,125  29,169,476,868
------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND         49,141,390,360  48,098,755,152  45,521,038,853  44,554,885,647
   SHAREHOLDERS' EQUITY
================================================================================================


HUANENG POWER INTERNATIONAL, INC.
PROFIT AND LOSS ACCOUNTS
FOR THE FIRST QUARTER ENDED 31ST March, 2003 (UNAUDITED)
                                                                                        Amounts: In Rmb Yuan
============================================================================================================
                                 For the first       For the first      For the first      For the first
            Item                 quarter ended For   quarter ended For  quarter ended For  quarter ended For
                                 31st March, 2003    31st March, 2002   31st March, 2003   31st March, 2002
------------------------------------------------------------------------------------------------------------
                                  Consolidated       Consolidated       The Company        The Company
------------------------------------------------------------------------------------------------------------

1. Revenues from principal
   operations                    5,170,147,366       3,852,625,867      4,442,295,944      3,453,961,138
------------------------------------------------------------------------------------------------------------

  Less: Cost of principal
          operations            (3,480,207,293)     (2,678,551,730)    (3,024,424,717)    (2,355,351,316)
------------------------------------------------------------------------------------------------------------

        Tax and levies on
          principal
          operations               (14,584,834)         (5,116,491)        (5,213,438)          (631,251)
------------------------------------------------------------------------------------------------------------

2. Profit from principal
   operations                    1,675,355,239       1,168,957,646      1,412,657,789      1,097,978,571
------------------------------------------------------------------------------------------------------------

  Add: Profit from other
        operations                   8,387,757             432,583          8,307,813            411,973
------------------------------------------------------------------------------------------------------------

  Less: General and
          administrative
          expenses                (92,263,701)         (43,946,351)       (71,114,522)       (29,914,323)
------------------------------------------------------------------------------------------------------------

       Financial expenses, net   (138,949,354)        (165,068,953)      (106,363,347)      (152,098,068)
------------------------------------------------------------------------------------------------------------

3.      Operating profit        1,452,529,941          960,374,925      1,243,487,733        916,378,153
------------------------------------------------------------------------------------------------------------

  Add: (Loss)/income
         from
         investment               (7,153,554)           (3,518,259)        90,941,492         20,105,470
------------------------------------------------------------------------------------------------------------

        Non-operating income       1,221,767               591,609            601,084            591,469
------------------------------------------------------------------------------------------------------------

  Less: Non-operating
          expenses                (1,547,991)           (1,371,486)        (1,399,576)        (1,280,708)
------------------------------------------------------------------------------------------------------------

4. Profit before
   taxation and minority
   interests                   1,445,050,163           956,076,789      1,333,630,733        935,794,384
------------------------------------------------------------------------------------------------------------

  Less: Income tax              (272,841,449)         (152,565,070)      (206,675,476)      (141,431,170)
------------------------------------------------------------------------------------------------------------

        Minority interests       (45,253,457)           (9,148,505)                 -                  -
------------------------------------------------------------------------------------------------------------

5. Net profit                  1,126,955,257           794,363,214      1,126,955,257        794,363,214
============================================================================================================

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                            ------------------------------
                            Name:    Wang Xiaosong
                            Title:   Vice Chairman


Date:     May 20, 2003